Exhibit 4.55

GUARANTEE AGREEMENT # P-9152

Moscow	December 20, 2002

Sberegatelny Bank of the Russian Federation, a joint-stock commercial bank (an open joint-stock company), hereinafter referred to as the “Creditor”, in the person of its First Deputy Chairman of the Management Board, Ms. Alla K. Alyoshkina, acting on the basis of the Charter, on the one hand, and Vimpel-Communications, an open joint-stock company, hereinafter referred to as the “Guarantor”, in the person of its President and CEO, Mr. Jo O. Lunder, acting on the basis of the Charter, on the other hand, hereinafter collectively referred to as the “Parties”, have made this agreement (hereinafter, the “Agreement”) on the following:

Article 1. Subject of the Agreement

1.1

The subject of the Agreement is the Guarantor’s obligation to be liable to the Creditor for the performance by the Open Joint-Stock Company “Vimpelcom-Region” (location: ul. 8-go Marta, 10, bldg. 14, Moscow, 127083, registered on August 3, 1999, with the Moscow Registration Chamber, registration number 081.925) (hereinafter, the “Borrower”) of obligations arising out of the Non-Revolving Credit Facility Agreement # 9152 by and between the Borrower and the Creditor dated December 17, 2002, hereinafter referred to as the “Credit Agreement”. The limit of Guarantor’s liability to the Creditor under the Credit Agreement is US$36,000,000.00 (thirty six million).

1.2

The Guarantor reviewed all the terms and conditions of the Credit Agreement and is willing to be liable for the performance by the Borrower of its obligations under the Credit Agreement, including the following terms and conditions:

1.2.1

The Creditor opens for the Borrower a non-revolving credit facility in the amount of up to US$ 70,000,000.00 (seventy million) to finance the cots of the regional development program until August 27, 2007, under the Non-Revolving Credit Facility Agreement by and between the Borrower and the Creditor No. 9152 dated December 17, 2002.

1.2.2

The credit shall be repaid as follows:

##	Repayment date	Payment amount, in % of the outstanding credit amount as of the expiration of availability period
1	November 27, 2004	5%
2	February 27, 2005	5%
3	May 27, 2005	5%
4	August 27, 2005	5%
5	November 27, 2005	5%
6	February 27, 2006	10%
7	May 27, 2006	10%
8	August 27, 2006	11%
9	November 27, 2006	11%
10	February 27, 2007	11%
11	May 27, 2007	11%
12	August 27, 2007	11%

1.2.3

The Borrower shall pay to the Creditor the interest on the credit at the rate of 13 (thirteen) per cent per annum.

1.2.4

The interest shall be paid for the actual period of credit utilization, on a monthly basis, on the 27th (twenty-seventh) day of each calendar month and on the last repayment date in respect of the credit, being August 27, 2007.

1.2.5

The Borrower shall pay the facility fee in the amount of 0.5% (point five) per cent per annum payable in Russian Rubles at the rate of the Bank of Russia as of the payment date. The facility fee shall accrue on the undisbursed amounts to the extent of the available limit of the credit facility starting from the date of the Credit Agreement to the last availability date.

1.2.6

The Borrower shall have the right to utilize the credit amount after the disbursement dates set forth in clause 2.7 of the Credit Agreement but no later than the date set forth in clause 2.12 of the Credit Agreement.

The Borrower shall pay the availability fee to the Creditor in the amount of 0.75 (point seventy five) per cent per annum on the non-disbursed amounts payable in Russian Rubles at the rate of the Bank of Russia as of the payment date, for the period starting on the last disbursement date of the tranche set forth in clause 2.7 of the Credit Agreement (excluding such date) and ending on the actual disbursement date (including such date).

1.2.7

The facility fee and the availability fee shall be payable on a monthly basis on the 27th (twenty-seventh) day of each calendar month and on the final availability date, being April 1, 2003.

1.2.8

The Creditor may unilaterally increase the interest rate under the Credit Agreement and notify the Borrower accordingly without documenting such amendment in the form of amending agreement in case of any of the following events:

(a)

the rate applicable to the term deposit for natural persons with OPERU of Sberbank of Russia for 90 (ninety) to 93 (ninety-three) calendar days increases;

(b)

the Bank of the Russia makes a decision to increase the amount of the mandatory reserves of credit institutions deposited with the Bank of Russia by more than 20% (twenty percent) over the values set as at the date of the Credit Agreement, or as at the effective date of the latest change in the interest rate made in accordance herewith, either as a single increase or on accumulated basis;

(c)

the Bank of Russia decides to raise the refinancing rate of the Bank of Russia by more than 20% (twenty percent) over the values set as at the date of the Agreement, or as at the effective date of the latest change in the interest rate made in accordance herewith, either as a single increase or on accumulated basis;

(d)

the Government of the Russian Federation, its agencies or the Bank of Russia take measures altering significantly the position of the Parties under the Credit Agreement;

(e)

amendment of the tax laws results in significant deterioration of the Creditor’s position.

The Borrower shall be notified of any change in the interest rate subject to the procedure specified in Clause 8.3. of the Credit Agreement.

Should the Creditor raise the interest rate unilaterally, such change shall become effective on expiration of 30 calendar days from the date the Creditor gives notice to the Borrower, unless such notice specifies a later date for such change to come into effect.

The higher interest rate set by the Creditor unilaterally shall not exceed the interest rate which was previously in effect hereunder by more than 1.3 (one point three) times for a period of 150 (one hundred fifty) days from the date the Creditor gives notice to the Borrower of any change in the interest rate.

1.2.9

If the Borrower fails to timely make a payment under the credit, pay the interest, the facility fee, the availability fee or the fee for accelerated repayment of a portion of the credit, the Borrower shall pay to the Creditor a penalty in the amount of 0.1% (point one) percent of the amount overdue for each day of delay in performance of the obligations, from the day following the performance deadline.

Article 2. Rights and Obligations of the Parties

2.1

The Guarantor undertakes the following obligations:

2.1.1

Bear joint and several liability with the Borrower for the performance of obligations under the Credit Agreement, including the obligation to repay the credit, pay the interest, the facility fee, availability fee, fee for accelerated repayment of a portion of the credit, penalty, reimburse the litigation costs and other costs incurred in connection with the recovery of the debt and other losses of the Creditor resulting from the failure to perform or undue performance by the Borrower of its obligations under the Credit Agreement.

2.1.2

Immediately, but no later than 5 (five) business days following receipt of a written notice from the Creditor on the past due payment by the Borrower under the Credit Agreement with the attached calculation of the amount due and payable under the Agreement, pay to the Creditor the amount past due from the Borrower subject to penalties as of the date of actual payment of the Borrower’s indebtedness under the Credit Agreement.

2.1.3

Within 2 (two) business days from the execution date of the Agreement to enter into an amendment agreement to the agreement on bank account No. 40702810138180121008 with Vernadskoye Office No. 7970 of Sberbank of Russia, dated August 8, 1998, which will provide for the Creditor’s right to debit without acceptance such accounts with the amounts to repay the principal, interest, facility fee, availability fee, fee for accelerated repayment of a portion of the credit and penalty in case of the Guarantor’s default under clause 2.1.2 of the Agreement.

2.1.4

Not to make objections to any claims of the Creditor which could be made by the Borrower.

2.2

The Guarantor shall effect payment for the obligations of the Borrower under the Credit Agreement in US Dollars and/or Rubles. The funds in Rubles received from the Guarantor shall be converted into US Dollars at the rate of the Bank of Russia as of the date of such conversion. The funds received as repayment of the credit shall be applied towards repayment of the Borrower’s obligations irrespective of the purpose of payment indicated in the payment document, in the following order of priority:

1)

to pay the penalty;

2)

to pay the overdue facility fees;

3)

to pay the overdue availability fees;

4)

to pay the overdue interest;

5)

to pay the overdue fee for accelerated repayment of a portion of the credit;

6)

to repay the overdue indebtedness under the credit.

2.3

The Guarantor shall bear all the conversion-related costs pursuant to clause 2.2.

2.4

The date of repayment of the Borrower’s indebtedness by the Guarantor under the Agreement shall be the date on which the accounts of the Borrower with the Creditor are debited or the date on which the funds wired by the Guarantor as repayment of indebtedness under the Credit Agreement, are credited to the correspondent account of the Creditor if repayment is made from the Guarantor’s account with another bank.

2.4

The Creditor undertakes to notify the Guarantor immediately and in any case within 7 (seven) business days from the date on which the Borrower’s obligations to repay the principal and interest and to make other payments under the Credit Agreement become overdue.

2.5

The Creditor undertakes to provide the Guarantor with copies of the documents evidencing the claims of the Creditor to the Borrower, within 10 (ten) business days upon the end of the Credit Agreement, if the Guarantor has fully or partially performed the Borrower’s obligations under the Credit Agreement.

2.6

The Guarantor which has performed the Borrower’s obligation under the Credit Agreement shall accede to the Creditor’s rights under such obligations to the extent of Guarantor’s performance of Creditor’s claims.

2.7

The Creditor shall have the right to debit without acceptance the Guarantor’s account No. 40702810138180121008 with Vernadskoye Office No. 7970 of Sberbank of Russia with the amounts to repay the principal, interest, facility fee, availability fee, fee for accelerated repayment of a portion of the credit and penalty in case the Guarantor’s default under clause 2.1.2 of the Agreement.

Article 3. Liability of the Parties

3.1

The Parties shall be liable for failure to perform or improper performance of their obligations hereunder in accordance with the applicable laws of the Russian Federation.

3.2

If the obligations are not timely performed as set forth in clause 2.1.2 of the Agreement, the Guarantor shall pay to the Creditor a penalty starting from the day immediately following the due date under the Agreement for each day of delay, until and including the date on which the overdue amount is repaid, in the amount of 0.1% (point one) percent of the amount overdue, including the Borrower’s obligations to pay the facility fee and/or availability fee and/or fee for accelerated repayment of a portion of the credit and/or repayment of principal and/or payment of interest, but excluding the penalty payable by the Borrower.

The Creditor shall have the right to unilaterally and at its own discretion decrease the amount of penalty and/or establish a grace period with notice thereof to the Guarantor and without execution of a separate amendment evidencing the same.

Decrease of the penalty and/or grace period shall become effective from the date specified in the relevant notice from the Creditor.

Article 4. Term of the Agreement

4.1

This Agreement shall become effective upon its execution by the Parties.

4.2

This Agreement shall terminate upon full performance by the Borrower of its obligations under the Credit Agreement, or upon performance by the Parties of their obligations under the Agreement.

Article 5. Miscellaneous

5.1

All amendments and modifications hereto shall be effective only if made in writing and signed by duly authorized representatives of the Parties.

5.2

The Party changing its address shall notify the other Party prior to the state registration of the corresponding amendments to the charter documents, and no later than five (5) business days following the actual change of address.

5.3

If the banking details of any Party change, such Party shall notify the other Party thereof prior to the effective date of such changes, and no later than five (5) business days following the actual change of banking details.

5.4

Any notice or other communication from a Party to the other Party hereunder shall be made in writing. Such notice or communication shall be deemed properly sent if delivered to the addressee by courier or registered mail with confirmation of receipt or by fax to the address indicated in the Agreement (or any other address indicated by a Party pursuant to Clause 5.2 of the Agreement), signed by an authorized person.

5.5

All disputes under the Agreement shall be settled by the Arbitration Court of Moscow pursuant to the applicable laws of the Russian Federation.

5.6

In all other matters not covered by the Agreement the Parties shall observe the current laws of the Russian Federation.

5.7

The Parties’ relations not covered hereby shall be governed by the applicable laws of the Russian Federation.

5.8

This Agreement is made in three counterparts, each having equal legal force, two copies for the Creditor and one for the Guarantor.

Article 6. Location and Banking Details of the Parties

Creditor:
Joint-Stock Commercial Sberegatelny Bank of the Russian Federation
19 Vavilova str., Moscow, 117817
tel.: 957-5290, fax. 957-5561
Currency payments.: Bank of New York, New York, acc. 8900057610, acc. 30301840400000100014;
Ruble payments: acc. No. 30301810100000100014
Corr. acc. No. 30101810400000000225 with OPERU of CB RF Main Department for the city of Moscow, BIC 044525225, INN 770708389(3)

Guarantor:
Open Joint Stock Company Vimpel-Communications
127083 Moscow, Ul. 8 Marta, 10, bldg. 14.
INN 7713076301, tel/fax 212-14-35
Currency payments: acc. 40702840600020106393 with OPERU of Sberbank of Russia
Rubles payments: acc. No. 40702810300020106393 with OPERU of Sberbank of Russia
Corr. acc. No. 30101810400000000225 with OPERU of CB RF Main Department for the city of Moscow, BIC 044525225.

Signatures of the Parties

Creditor	Guarantor
First Deputy Chairman of the Management Board of the Sberegatelny Bank of Russia	President and CEO OJSC Vimpel-Communications

/signed/	/signed/
__________________________________	__________________________________
A.K. Alyoshkina	Jo Lunder

/seal/	/seal/